1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

February 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:      Dominic Minore

Re:	Fifth Street Finance Corp.
Preliminary Proxy Statement on Schedule 14A
File Number: 814-00755

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp., a Delaware corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00755) (the “Proxy Statement”) communicated in a phone call on February 17, 2017 between Dominic Minore of the Staff and William Tuttle and Matthew Carter of Dechert LLP, outside counsel to the Company. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statement.

1.	Please add disclosure to the Proxy Statement regarding the treatment of broker non-votes.

Response:

As disclosed, the Company respectfully submits that brokers are not permitted to exercise voting discretion with respect to the proposal absent specific instructions from the beneficial stockholder.

2.	The Proxy Statement cannot confer discretionary authority on the chairman to adjourn the Special Meeting. In addition, please add disclosure regarding the ability of the chairman to adjourn the Special Meeting to solicit additional votes.

The chairman’s authority to adjourn the Special Meeting proceeds from Section 2.7 of the Company’s Third Amended and Restated Bylaws. It is not based on a delegation of authority by proxy (and the stockholders, by contrast, do not have the ability to adjourn any meeting of stockholders). As a result, the chairman’s decision to adjourn the Special Meeting does not require the voting of any proxies.

As discussed, the Company will add disclosure to the Proxy Statement to specifically disclose the ability of the chairman to adjourn the Special Meeting to solicit additional votes.

Dominic Minore February 21, 2017 Page 2

3.	Please specifically identify the members of the Company’s peer group and why they were chosen as members of the peer group. Please also confirm that the disclosure throughout the Proxy Statement refers to the peer group, rather than peers, where appropriate.

Response:

As requested, the Company will add the following disclosure to the Proxy Statement:

“The members of the Company’s peer group are Ares Capital Corporation, Apollo Investment Corporation, FS Investment Corporation and Prospect Capital Corporation. These entities represent all of the business development companies that have total assets of over $2 billion and that have a portfolio vintage comparable to that of the Company.”

In addition, the Company will confirm that the disclosure in the Proxy Statement refers to the peer group, rather than peers where appropriate.

4.	On page 6, please (i) delete reference to the total return hurdle being permanent, (ii) clarify that the total return hurdle applies only to the subordinated incentive fee on income and (iii) revise the penultimate bullet point to be in plain English. In addition, please present the hurdle rate throughout the Proxy Statement on a quarterly, rather than annualized, basis,

Response:

As requested, the Company will revise the bullet points at the bottom of page 6 to state as follows:

“The proposal includes:

• Implementing a total return requirement, which may decrease the incentive fee in respect of the Company’s pre-incentive fee net investment income that will be payable by up to 25% per quarter to the extent that the Company’s cumulative net increase in net assets resulting from operations over the “Lookback Period” described below is less than 20.0%. Only one member of the Company’s peer group, FS Investment Corporation, has a total return hurdle.

Dominic Minore February 21, 2017 Page 3

• Decreasing the quarterly hurdle rate to 1.75% on the subordinated incentive fee on income, which is in line with the median for the Company’s peer group.”

In addition, the Company will revise the disclosure in the Proxy Statement to present the hurdle rate throughout the Proxy Statement on a quarterly, rather than annualized, basis.

5.	On pages 7 and 15, please clarify as to how the failure of stockholders to approve a reduction in the preferred return to Fifth Street Management would create a disincentive for Fifth Street Management to comply with its existing fiduciary duties to the Company.

Response:

As requested, the Company will delete the first two bullets from the discussion on page 7. In addition, the Company will revise the second sentence on page 15 to state “The Board believes that the change in hurdle rate better aligns the interests of the Company and Fifth Street Management to invest in senior assets, with lower absolute, yet higher risk adjusted returns, when market conditions warrant although any failure of Fifth Street Management to act in the Company’s best interests would be a breach of its fiduciary duties.”

6.	On page 9, please clarify that no changes are being proposed to the capital gains incentive fee.

Response:

As requested, the Company will add disclosure to page 9 of the Proxy Statement stating “No changes are being proposed to the capital gains incentive fee.”

7.	On page 13, please complete the fee examples.

Response:

As requested, the Company will complete the fee examples in the Proxy Statement.

8.	On page 16, please disclose that there was a tax return of capital during the fiscal year ended September 30, 2016 and revise the reference from “dividend” to “distribution”.

Response:

As requested, the Company will revise the final sentence of the first full paragraph on page 16 to state “The Board also discussed that the Company had produced sufficient income to cover its quarterly distribution on a per share basis (excluding non-recurring incremental professional fees) for seven consecutive quarters although there was a return of capital for tax purposes during the fiscal year ended September 30, 2016.”

Dominic Minore February 21, 2017 Page 4

9.	On page 16, please revise the disclosure to note, if true, that the Board considered the potential material indirect benefits to Fifth Street Management from its relationship with the Company.

Response:

As requested, the Company will revise the first sentence of the third paragraph under the heading “Cost of Services Provided and Economies of Scale; Profitability” to state “The Company also reviewed information regarding the profitability to Fifth Street Management from its relationship with the Company and discussed the material indirect benefits to Fifth Street Management from its relationship with the Company.”

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:          Patrick Dalton, Fifth Street Finance Corp.

Steven Noreika, Fifth Street Finance Corp.

Kerry Acocella, Fifth Street Finance Corp.